UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal year ended:
December 31, 2020

Brazil Potash Corp.
(Exact name of issuer as specified in its charter)

Ontario, Canada
(Jurisdiction of incorporation or organization)

N/A
(I.R.S. Employer Identification Number)

65 Queen Street West, Suite 900, Toronto, Ontario, Canada M5H 2M5
 (Address of principal executive offices)

416-309-2963
(Telephone number, including area code)

 Common Shares, no par value
(Title of each class of securities issued pursuant to Regulation A)

PART II
INFORMATION TO BE INCLUDED IN REPORT

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Report on Form 1-K that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report on Form 1-K are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, taking into account the information currently available to us, we cannot guarantee future transactions, results, performance, achievements or outcomes, and our actual results and performance could differ materially from those set forth in any forward-looking statements. The cautionary statements set forth in this Annual Report on Form 1-K identify important factors which you should consider in evaluating our forward-looking statements. These factors include, without limitation:

●	The success of our products and product candidates will require significant capital resources and years of development efforts;

●	The results of product testing and investigation activities;

●	Our ability to obtain regulatory approval and market acceptance of our products;

●	Our ability to protect our intellectual property and to develop, maintain and enhance a strong brand;

●	Our ability to compete and succeed in a highly competitive and evolving industry;

●	Our lack of operating history on which to judge our business prospects and management;

●	Our ability to raise capital and the availability of future financing; and

●	Our ability to manage our research, development, expansion, growth and operating expenses.

You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report on Form 1-K, and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Item 1.   Business

Overview

Brazil Potash Corp. (the Company, Brazil Potash, we, our, and us) was formed on October 10, 2006 under the laws of the Province of Ontario, with its base of technical operations in Belo Horizonte, Brazil and its principal place of business and corporate offices in Toronto, Canada. The Company was formed to engage in potash exploration and mining in Brazil.
As of December 31, 2020, our majority stockholder, CD Capital Natural Resources BPC LP, owned 33% of our common shares. Accordingly, CD Capital Natural Resources BPC LP. exerts and will continue to exert significant influence over us and any action requiring the approval of the holders of our common shares, including the election of directors and amendments to our organizational documents, such as increases in our authorized shares of common shares and approval of significant corporate transactions.

Our Products and Services

Brazil Potash is focused on the extraction and processing of potash ore from an underground mine and distributing the processed potash in Brazil. Brazil Potash’s land holdings are located in the Amazon Potash Basin within the City of Autazes. Brazil Potash currently owns, through its majority owned local subsidiary Potassio do Brasil (PdB), a 100% interest in properties encompassing approximately 26,277 km2 located in Autazes, including Autazes Project properties. All mineral rights for the Autazes Project are registered with the Agência Nacional de Mineração (ANM) in Brazil and are held by PdB.

Competition

The potash industry is subject to following competitive factors. Competition may also arise from, among other things:

•
Global macro-economic conditions and shifting dynamics, including trade tariffs and restrictions and increased price competition, or a significant change in agriculture production or consumption trends could lead to a sustained environment of reduced demand for potash, and/or low commodity prices, favoring competitors;

•	Brazil Potash products will be subject to price competition from both domestic and foreign potash producers, including state-owned and government-subsidized entities;
•
Potash is a global commodity with little or no product differentiation, and customers make their purchasing decisions principally on the basis of delivered price and, to a lesser extent, on customer service and product quality;

•
Competitors and potential new entrants in the markets for potash have in recent years expanded capacity, begun construction of new capacity, or announced plans to expand capacity or build new facilities; and

•
Some Potash customers require access to credit to purchase potash and a lack of available credit to customers in one or more countries, due to this deterioration, could adversely affect demand for crop nutrients as there may a reluctance to replenish inventories in such conditions or may push customers to other producers.

Legal Proceedings

The Company received its Preliminary Social and Environmental License (LP) for the Autazes potash project in Brazil from the Amazonas Environmental Protection Institute (IPAAM) in July 2015 based on submission of a full Environmental & Social Impact Assessment completed by the Company in January 2015. Prior to receiving the LP, Brazil Potash and its consultant Golder conducted several rounds of indigenous consultations and despite this work, the Brazil Federal Public Ministry (MPF) opened a civil investigation on Brazil Potash’s LP based on a motion from a non-governmental organization. The MPF commenced legal proceedings questioning the validity of the Company’s LP. The result of the legal proceedings brought by the MPF is that the Company voluntarily agreed to temporarily suspend its LP and to conduct additional indigenous consultations with local communities in accordance with International Labour Organization (ILO 169) given Brazil is a signatory to this international convention.

Brazil Potash’s Autazes Project is not located on Indigenous land, the closest reserve is 8km away and based on Brazilian law any indigenous people located within 10km from a future mine site have the right to be consulted.  There are two major steps that need to be followed in these consultations.  The first is indigenous people need to determine the means and who within their tribes will be involved in consultations.  This first step has been completed.  The second is the actual consultation process which was scheduled to start in March 2020 but is currently on hold due to the outbreak of COVID-19.  BPC management understand that it will take approximately six months to complete the first round of indigenous consultations upon which a judge can authorize for the Company’s indigenous impact study to be submitted for review and reinstate the LP.

To date, BPC has filed 76 of the required 78 plans and conditions required to obtain the Installation License for project construction to commence out of which 75 have been approved as of December 31, 2020.  The two outstanding items to complete both relate to the completion of the above outlined indigenous consultations and subsequent impact study approval. BPC has considered that the indigenous consultation and COVID-19 impact could delay the construction license comparing with BPC schedule, and/or increase the amount of compensation budget to indigenous mitigation plan.

On June 28, 2018, a judicial hearing was conducted in the 7th Court of Environmental and Agricultural Affairs of Judiciary Section of the State of Amazon, regarding the Article 55 of Law 9.605/98 environmental offense of PbB, a subsidiary of the Company. During the hearing, PbB accepted the plea bargain penalty consisting of a monetary payment amounting to BRL45,000.00 (approximately $10,000). The penalty has been fully paid.

Employees

As of the date of this Offering Circular, Brazil Potash has one (1) full-time and eight (8) part-time employees.  Members of the Company’s management team, based in Canada and Brazil, are consultants to the Company. The Company does not believe the consulting status of our executive officers poses any material tax or significant regulatory risk to the Company.

Item 2.   Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Annual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed elsewhere in this Annual Report.

Operating Results

Results of Operations for the Year Ended December 31, 2020 and the Year Ended December 31, 2019

Revenues

Our revenue was $Nil for the twelve months ended December 31, 2020 compared to $Nil for the twelve months ended December 31, 2019. The Company is in the exploration and development stage and has not started production.

General and Administrative Expenses

Our general and administrative expenses were $10,904,433 for the twelve months ended December 31, 2020, compared to $11,853,740 for the twelve months ended December 31, 2019. General and administrative expenses consist primarily of personnel, legal fees, share-based compensation and travel and office expenses.  The Company incurred lower consulting and managements fees in 2020 compared to 2019 due to reduction of various consultant’s management fees. The Company incurred lower travel costs in 2020 compared to the same period in 2019 due to COVID-19 restrictions. The Company incurred higher communication and promotions expenses in 2020 compared to the same period in 2019 due its Reg A offering.

Net Loss

Our net loss was $11,234,783 for the twelve months ended December 31, 2020, compared to a net loss of $12,312,530 for the twelve months ended December 31, 2019.

Liquidity and Capital Resources

To date, we have generated no cash from operations and negative cash flows from operating activities. All costs in connection with our formation, development, legal services and support have been funded by our majority stockholders.

Our future expenditures and capital requirements will depend on numerous factors, including the success of this Offering and the progress of our research and development efforts.

Our business does not presently generate any cash. We believe that if we raise $50,000,000 (the “Maximum Amount”) in this Offering, we will have sufficient capital to finance our operations for at least the next 24 months, however, if we do not sell the Maximum Amount or if our operating and development costs are higher than expected, we may need to obtain additional financing prior to that time. We do not have any track record for self-underwritten Regulation A+ offerings, and there can be no assurance we will raise the Maximum Amount or any other amount. Further, we expect that after such 24-month period, we will be required to raise additional funds to finance our operations until such time that we can conduct profitable revenue-generating activities. However, no assurances can be made that we will be successful in obtaining additional equity or debt financing, or that ultimately, we will achieve profitable operations and positive cash flow.

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at December 31, 2020, the Company had a cash and cash equivalents balance of $72,438 to settle current liabilities of $9,854,752. The Company does not have sufficient liquidity to meet current obligations, it will be necessary to secure additional equity or debt funding.
On October 29, 2019, Brazil Potash entered into a loan agreement with Sentient Global Resource Fund IV LP, (“Sentient”). Pursuant to the terms of the loan agreement (the “Loan”), Sentient agreed to lend the Company $1,000,000 at an interest rate of 30% per annum and an initial repayment date of April 29, 2020. The Company also accrued a setup fee of $200,000, included in accounts payable and accrued liabilities, in connection with the loan. On April 29, 2020, the Company accrued an extension fee of $50,000 to extend the due date on the loan to July 31, 2020, included in accounts payable and accrued liabilities. The Company began accruing interest on the loan on August 1, 2020. The Company did not settle the loan within the extended maturity date and as at December 31, 2020, the loan is in default. The lender has not proceeded with any collection actions. The loan is unsecured.

On June 15, 2020, the Company entered into a loan agreement with 2227929 Ontario Inc. (“2227929”) Pursuant to the terms of the loan agreement, 2227929 agreed to lend the Company $40,000 at an interest rate of 12% per annum. On December 17, 2020, the Company drew down an additional amount of $70,000 on the loan. Interest and principal were due and payable three months from the date of the agreement. On September 15, 2020, the loan was further extended three months under the same terms. On December 15, 2021, the loans were extended to July 31, 2021. The loan is unsecured.

We filed a Tier 2 exempt offering (the “Offering”) pursuant to Regulation A under the Securities Act of 1933, as amended (“Securities Act”), which was qualified by the U.S. Securities and Exchange Commission on June 26, 2020.

On July 2, 2020, the Company entered into a loan agreement with Aberdeen International Inc. (“Aberdeen”) Pursuant to the terms of the loan agreement, Aberdeen agreed to lend the Company $100,000 at an interest rate of 12% per annum. Interest and principal are due and payable on or before January 2, 2021. During the year ended December 31, 2020, Aberdeen advanced an additional $348,000 to the Company under the same terms. On February 9, 2021, the loans were extended to July 31, 2021. The loan is unsecured.

On October 22, 2020, the Company entered into a loan agreement with Sulliden Mining Capital Inc. (“Sulliden”). Pursuant to the terms of the loan agreement, Sulliden agreed to lend the Company $70,000 at an interest rate of 12% per annum. Interest and principal are due and payable on or before December 21, 2020. On February 10, 2021, Sulliden agreed to extend the maturity date of the loan to July 31, 2021. The loan is unsecured.

Our future expenditures and capital requirements will depend on numerous factors, including the success of our Offering and the progress of our research and development efforts.

Going Concern

Our financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Our ability to continue as a going concern is contingent upon our ability to raise additional capital as required.

The Company incurred a loss of $11,234,783 for the year ended December 31, 2020 and as at December 31, 2020 had an accumulated deficit of $89,245,146 and a working capital deficiency of $9,217,041 as at December 31, 2020 (including cash of $72,438).

The Company also has $1,773,661 in loans payable with third and related parties as of December 31, 2020 which are classified as short-term liabilities, of which $1,202,192 is in default and past due and $648,251 had the maturity date extended.
The Company requires equity capital and/or financing for working capital and exploration and development of its properties as well as to repay its trade payables and currently past due debt obligations. As a result of continuing operating losses, the Company's continuance as a going concern is dependent upon its ability to obtain adequate financing and financing to repay its current obligations, finance its exploration and development activities, and to reach profitable levels of operation. It is not possible to predict whether financing efforts will be successful or if the Company will obtain the necessary financing in order to pay its trade payables and past due obligations, finance its exploration and development activities or to attain profitable levels of operations. Management has previously been successful in raising the necessary funding to continue operations in the normal course of operations and was able to close private placement financings on July 2, 2019 and on November 29, 2019. Further, on October 29, 2019, June 15, 2020, July 2, 2020 and October 22, 2020, the Company entered into various  loan agreements to fund operating expenses.
During the period from September 2016 (inception) through December 31, 2020, we have incurred cumulative net losses of $89,245,146. Currently, we intend to finance our operations through equity and debt financings.

The Company does not generate any cash on its own. We have funded operations exclusively in the form of expenditures paid for on behalf of the Company by our majority stockholder, in addition to advances received directly from our stockholder.

We continually evaluate our plan of operations to determine the manner in which we can most effectively utilize our limited cash resources. The timing of completion of any aspect of our plan of operations is highly dependent upon the availability of cash to implement that aspect of the plan and other factors beyond our control. However, there is no assurance, that the Company will be successful in closing the offering of shares, be successful in raising sufficient financing, or achieve profitable operations, to fund its working capital deficiency, or the future exploration and development of its properties. These circumstances raise a material uncertainty related to events or conditions that cast substantial doubt on the Company’s ability to continue as a going concern, and therefore that it may be unable to realize its assets and discharge its liabilities in the normal course of business. Our consolidated financial statements do not include any adjustments to the carrying amount, or classification of assets and liabilities, if the Company was unable to continue as a going concern. These adjustments may be material.

Capital Expenditures

We do not have any contractual obligations for ongoing capital expenditures at this time.

Contractual Obligations, Commitments and Contingencies

The Company is party to certain management contracts. These contracts require payments of approximately $7,180,000 to directors, officers and consultants of the Company upon the occurrence of a change in control of the Company; as such term is defined by each respective consulting agreement. The Company is also committed to payments upon termination of approximately $1,226,000 pursuant to the terms of these contracts. As a triggering event has not taken place, these amounts have not been recorded in these consolidated financial statements.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements.

Trend Information

Because we are still in the development phase and have yet to commence construction followed by operations, we are unable to identify any recent trends in revenue or expenses. Other than as set forth below regarding the current pandemic crisis,, we are unable to identify any known trends, uncertainties, demands, commitments or events involving our business that are reasonably likely to have a material effect on our revenues, income from operations, profitability, liquidity or capital resources, or that would cause the reported financial information in this Annual Report to not be indicative of future operating results or financial condition.

NOVEL CORONAVIRUS (“COVID-19”)

The Company’s operations could be significantly adversely affected by the effects of a widespread global outbreak of a contagious disease and other unforeseen events, including the recent outbreak of a respiratory illness caused by COVID-19 and the related economic repercussions. The Company cannot accurately predict the impact COVID-19 will have on its operations and the ability of others to meet their obligations with the Company, including uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could further affect the Company’s operations and ability to finance its operations.

Brazil has been hit hard with the coronavirus with over 13 million cases and over 350,000 deaths. The northern Amazon city of Manaus, which is the largest city near Brazil Potash’s project, has been particularly hit hard resulting in a temporary lockdown measures to be put in place to contain the surge of coronavirus cases.

Our staff from the Brazil office have been working from home since March 2020 and we have had no reported cases of COVID-19 amongst our staff to date.

Item 3.    Directors and Officers

Directors, Executive Officers and Significant Employees

The table below sets forth our directors and executive officers of as of the date of this Annual Report.

Name	Position	Age	Term of Office	Approximate hours per week for part-time employees
Officers:
Matthew Simpson	Director and CEO	46	October 2014	20
David Gower	Director and President	62	July 2009	10
Ryan Ptolemy	CFO	45	July 2011	10
Neil Said	Corporate Secretary	41	June 2018	10
Helio Diniz	Managing Director, Brazil	64	July 2009	20
Guilherme Jacome	Brazil Director	43	June 2017	40
Directors:
Stan Bharti	Chairman	68	September 2016
Andrew Pullar	Director	48	September 2016
Pierre Pettigrew	Director	69	December 2010
Carmel Daniele	Director	56	February 2012

There is no arrangement or understanding between the persons described above and any other person pursuant to which the person was selected to his or her office or position.

Certain Relationships

Brazil Potash has entered into a loan agreement with Sentient Global Resource Fund IV LP, of which Director Andrew Pullar is a principal. Brazil Potash has entered into loan agreements with Aberdeen International Inc. and Sulliden Mining Capital Inc., of which Director Stan Bharti and CFO Ryan Ptolemy are Director and CFO of both companies. Other than the previously stated loan agreement, entry into the consulting agreements, and agreements for options, none of our directors or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Family Relationships

None.

Business Experience

Matthew Simpson, Chief Executive Officer and Director.  From 2002 to 2010, Mr. Simpson worked for the Iron Ore Company of Canada (IOC), a subsidiary of Rio Tinto plc with annual production capacity of 17.5 million tonnes of iron ore concentrate as publicly reported in 2009. At IOC, he held several progressive roles in Business Evaluation, Operations Planning, Continuous Improvement and in his last three years as Mine General Manager. His work with the IOC primarily took place at their Carol Lake iron ore deposit in Labrador. Prior to joining IOC, Mr. Simpson worked as a process engineer for Hatch Ltd. designing and debottlenecking metallurgical refineries around the world. Mr. Simpson has extensive experience in mine design, operations and project management. He holds a Master of Business Administration (MBA) as well as a Bachelor of Science in Chemical Engineering both from Queen’s University. Mr. Simpson joined Brazil Potash in October 2014 and was appointed CEO and a Director in February 2015. Mr. Simpson is currently the Chief Executive Officer and a director of Brazil Potash and the Chief Executive Officer of Forbes & Manhattan, Inc., a private company.

Stan Bharti, Director, Chairman. Mr. Bharti has over 30 years of experience in operations, public markets and finance. Over the last fifteen years Mr. Bharti has been involved in acquiring, restructuring and financing resource companies. He is a Professional Mining Engineer and holds a Masters Degree in Engineering from Moscow, Russia and University of London, England.  During the past five years, Mr. Bharti’s principal occupation has been as the Executive Chairman of Forbes & Manhattan, Inc. In addition, Mr. Bharti is a director of several public and private companies.

Hon. Pierre Pettigrew, Director. From January 1996 to February 2006, the Honourable Pierre Pettigrew led a number of senior departments in the Government of Canada. Among other positions, he has served as the Minister of Foreign Affairs, Minister for International Trade, Minister of Human Resources Development and Minister of International Cooperation. Pierre Pettigrew presently works with Deloitte & Touche, LLP as Executive Advisor, International and he serves as a director of several public companies.  Pierre Pettigrew is also the Government of Canada’s Special Envoy for the Canada European Union Trade Agreement (CETA).  Mr. Pettigrew holds a Bachelor of Arts degree from the University of Quebec in Trois-Rivieres, a Master’s of Philosophy in International Relations from the University of Oxford and in 2008 he graduated of the Directors Education Program of the Rotman School of Management, University of Toronto. During the past five years, Mr. Pettigrew’s principal occupation has been Executive Advisor with Deloitte & Touche, LLP.

David Gower, President, Director. Mr. Gower has over 25 years of experience in exploration with Falconbridge Limited where he was a member of the senior operating team responsible for mining projects. Mr. Gower has led exploration teams responsible for brownfield discoveries at Raglan and Sudbury, Matagami, Falcondo (Dominican Republic), and greenfield discoveries at Araguaia in Brazil, Kabanga in Tanzania and significant increases in known resources at Kabanga in Tanzania and El Pilar in Mexico.  He is presently the President of Brazil Potash Corp., which has discovered the largest and highest grade potash deposit found to date in Brazil.  During the past five years, Mr. Gower’s principal occupation has been President of Brazil Potash Corp. and from August 1, 2018 to present as the Chief Executive Officer of Emerita Resources Corp which is part of the Forbes & Manhattan Inc. group of companies.

Andrew Pullar, Director.  Mr. Pullar is the Managing Partner of Sentient Equity Partners which is an independent private equity investment firm specialising in the global resources industry. Sentient Equity Partners was set up to continue the management of nearly US$3.0 billion in the development of quality metal, mineral and energy assets across the globe from The Sentient Group. In addition to his board responsibilities for the Sentient Executive Funds, Mr. Pullar  sits on the board of several mining and development companies. Prior to joining Sentient Equity Partners in 2017 and The Sentient Group in 2009, Mr. Pullar  worked for a select group of blue chip mining, consulting and investment companies in Africa, Europe and Australia. He holds a degree in Mining Engineering from University of the Witwatersrand, a South African Mine Managers Certificate and the UKSIP Investment Manager Certificate. He is also a member of AusIMM.  Over the last five years Mr. Pullar has been the Chief Executive Officer of The Sentient Group, a private equity group and Managing Partner of Sentient Equity Partners, a private equity group.

Carmel Daniele, Director. Ms. Daniele is the founder and Chief Investment Officer of the CD Capital Natural Resources group of funds that have raised over US$650 million since 2006. Ms. Daniele has over 25 years of natural resources investment experience, including 10 years with Newmont Mining/Normandy Mining where as Senior Executive in corporate she negotiated and structured cross-border mergers and acquisitions including the three-way merger between Franco-Nevada, Newmont and Normandy Mining that created the largest gold company in the world. Ms. Daniele started off her career at Deloitte Touche Tohmatsu. Ms. Daniele holds a Master of Laws (Corporate & Commercial) and Bachelor of Economics from the University of Adelaide and is a Fellow of the Institute of Chartered Accountants.

Ryan Ptolemy, Chief Financial Officer. Mr. Ptolemy is Chartered Professional Accountant, Certified General Accountant and CFA charter holder who is the Chief Financial Officer for various Toronto Stock Exchange, NEO Exchange, TSX Venture Exchange and Canadian Securities Exchange listed companies in the investment and mining industries. Mr. Ptolemy holds a Bachelor of Arts from Western University. From 2015 to present, Mr. Ptolemy has been Chief Financial Officer of Aberdeen International Inc., Belo Sun Mining Corp., DeFi Technologies Inc., EarthRenew Inc., Sulliden Mining Capital Inc. and Silo Wellness Inc. From 2019 to 2020, Mr. Ptolemy was also a director of African Gold Group, Inc which are all part of the Forbes & Manhattan Inc. group of companies.

Helio Diniz, Managing Director, Brazil. Mr. Diniz, has 40 years of experience with exploration and mining activities and has served as the Managing Director of the Company since July 2009. Mr. Diniz started his career with GENCOR South Africa where he was involved in the evaluation and development of the Sao Bento gold mine in Brazil currently operated by Eldorado Gold Corp.  He then went on to work for Xstrata (now Glencore) as Managing Director Brazil during which he discovered the world class Araguaia Nickel Deposit (over 100 million tonnes, 1.5% Ni). He then went on to set up several companies, such as Falcon Metais and HDX Consultoria, as an entrepreneur to identify, explore and develop mining opportunities in Brazil. During this time, he founded and developed several companies for the Forbes & Manhattan Inc. group in different commodities such as potash – Brazil Potash, phosphate – Aguia Metais, gold – Belo Sun Mining and oil shale – Irati Petroleo e Energia Ltda.

Neil Said, Corporate Secretary.  Mr. Neil Said is a business executive and corporate securities lawyer who works as for various Toronto Stock Exchange, TSX Venture Exchange and Canadian Securities Exchange listed companies in the mining, oil & gas, cannabis and technology industries.  Mr. Said also sits on the board of directors of various public and private companies.  Mr. Said previously worked as a securities lawyer at a large Toronto corporate law firm, where he worked on a variety of corporate and commercial transactions.  Mr. Said obtained a Juris Doctor from the Faculty of Law at the University of Toronto and he received a Bachelor of Business Administration (Honours) with a minor in Economics from Wilfrid Laurier University. During the past five years, Mr. Said’s principal occupation has been legal counsel to various public and private companies in the mining, oil & gas, gaming and technology industries as part of the Forbes & Manhattan Inc. group of companies.

Guilherme Jacome, Brazil Director.  Mr. Jacome has over 20 years of experience in mining projects and business development. Mr. Jacome was the former Vale General Manager in charge of project and business development in iron ore, nickel, copper, logistics and fertilizers and Global PMO.  Mr. Jacome has an Engineering B.A, MBA.  Over the last five years Mr. Jacome has been the Project Director of Brazil Potash in Brazil.

Involvement in Certain Legal Proceedings

To our knowledge, none of our current directors or executive officers has, during the past ten years:
•	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
•
had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he or she was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

•
been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

•
been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

•
been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

•
been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Securities Exchange Act of 1934, as amended), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

We are not currently a party to any legal proceedings, the adverse outcome of which, individually or in the aggregate, we believe will have a material adverse effect on our business, financial condition or operating results.

Compensation of Directors and Executive Officers

The following table represents information regarding the total compensation for the three highest paid executive officers or directors of the Company during the fiscal year ended December 31, 2020:

		Cash Compensation	Other Compensation(1)	Total Compensation
Name	Capacity in which compensation was received	($)	($)	($)
Matthew Simpson	CEO	$650,000	$240,308	$890,308
David Gower	President	$-	$1,123,283	$1,123,283
Ryan Ptolemy	CFO	$44,772	$364,350	$409,122
Neil Said	Corporate Secretary	$44,606	$326,825	$371,431
Helio Diniz	Managing Director	$180,000	$1,123,283	$1,303,283
Guilherme Jacome	Project Director	$250,000	$203,386	$453,386
Stan Bharti	Chairman	$579,996	$1,043,180	$1,623,176
Andrew Pullar	Director	$-	$204,300	$204,300
Pierre Pettigrew	Director	$-	$204,300	$204,300
Carmel Daniele	Director	$-	$150,100	$150,100

(1)
Any values reported in the "Other Compensation" column, if applicable, represents the aggregate grant date fair value, computed in accordance with International Financial Reporting Standard 2 – Share base payments, of grants of stock options to each of our named executive officers and directors.

Director Compensation

We have six directors. We currently do not pay our independent directors any cash compensation for their services as board members.

Employment Agreements, Arrangements or Plans

We do not currently have employment agreements with any of our officers or employees.  We have consulting agreements with the following executives, consultants and related entities as set forth below.

Consulting Agreements

On October 1, 2009, the Company entered into a consulting agreement with Forbes & Manhattan Inc., a company which Stan Bharti, our Chairman, also serves as the chairman, for management services at a base fee of $15,000 per month. Either the Company or Forbes & Manhattan Inc. may terminate this agreement upon 90 days written notice to the other party or upon a different period of time as may be mutually agreed upon. On September 1, 2011, the consulting agreement was amended and the monthly rate was increased to $40,000 per month. On February 1, 2015, the consulting agreement was amended and the monthly rate was increased to $48,333 per month.

On July 1, 2009, the Company entered into a consulting agreement with Gower Exploration Consulting Inc., a company controlled by our director and president David Gower, for management services indefinitely at a base fee of $25,000 per month plus a signing bonus of $75,000. In the event there is a change in control of the Company, either the Company or Gower Exploration Consulting Inc. may terminate the appointment, and in such event the Company is required to make a lump sum termination payment equal to 36 months base fee and amount equal to all cash bonuses paid to Gower Exploration Consulting Inc. On February 1, 2015, the consulting agreement was amended and the monthly rate was increased to $33,333 per month. On January 1, 2019, the consulting agreement was amended and the monthly rate was decreased to $Nil per month.

On July 1, 2009, the Company entered into an intendent contractor agreement with Helio Diniz our managing director for management consulting service indefinitely at a monthly rate of $10,000 per month plus a signing bonus of $30,000. The Company may terminate this agreement without cause by making a payment equal to 6 months base fee, and Helio Diniz may terminate this agreement by giving the Company a three-month notice. On February 1, 2015, the independent contract agreement was amended and the monthly rate was increased to $33,333 per month. On January 1, 2020, the consulting agreement was amended and the monthly rate was decreased to $15,000 per month.

On January 1, 2014, the Company entered into a consulting agreement with Neil Said our corporate secretary for management service indefinitely at a base fee of $2,500 per month. The Company may terminate this agreement without cause by making a payment equal to 12 months base fee, and Neil Said may terminate this agreement upon written notice to the Company. In the event there is a change in control of the Company, either the Company or Neil Said may terminate the appointment, and in such event the Company shall make a lump sum termination payment equal to 36 months base fee and amount equal to all cash bonuses paid to Neil Said.

On August 1, 2014, the Company entered into a consulting agreement with Ryan Ptolemy our chief financial officer for management service indefinitely at a monthly rate of $5,000 per month. The Company may terminate this agreement without cause by making a payment equal to 12 months base fee and a pro rata share of any unpaid bonuses, and Ryan Ptolemy may terminate this agreement by giving the Company a three-month notice. In the event there is a change in control of the Company, either the Company or Ryan Ptolemy may terminate the appointment, and in such event the Company is required to make a lump sum termination payment equal to the 36 months base fee and in an amount equal to all cash bonuses paid to Ryan Ptolemy.

On February 1, 2015, the Company entered into a consulting agreement with Iron Strike Inc., a company controlled by Matthew Simpson our director and Chief Executive Officer, for management services at an initial base fee of $33,333.33 per month for the first six months and base fee $54,166.67 per month after the first six months of the agreement. The Company may terminate this agreement without cause by making a payment equal to six months base fee, and Iron Strike Inc. may terminate this agreement by giving the Company a three month notice upon which the Company is required to make a lump sum payment equal to three months base fee. In the event there is a change in control of the Company, the Company terminates the appointment, and in such event the Company is required to make a lump sum termination payment equal to 36 months base fee and amount equal to all cash bonuses paid to Iron Strike Inc.

On June 1, 2017, the Company entered into a consulting agreement with Jacome Gestao De Projetos LTDA., a company controlled by Guilherme Jacome, for management service for 12 months at a base fee of $100,000 per year. Either the Company or Jacome Gestao De Projetos LTDA. may terminate this agreement without cause upon 30 days' prior written notice. This agreement was terminated on May 31, 2017. On March 15, 2019, the Company entered into another consulting agreement with Jacome Gestao De Projetos LTDA. for management service for an indefinite term at a base fee of $20,833.33 per month plus a grant of 500,000 DSU. The Company may terminate this agreement without cause by making a payment equal to three months base fee, and Jacome Gestao De Projetos LTDA. may terminate this agreement by giving the Company a 30 days' prior written notice upon which the Company shall provide reasonable transition support at an hourly rate of $150 per hour.

Item 4.    Security Ownership of Management and Certain Securityholders

The following table shows the beneficial ownership of our Common Shares, as of April 30, 2021, held by (i) each person known to us to be the beneficial owner of more than 10% of any class of our voting securities; (ii) each director who is the beneficial owner of more than 10% of any class of our voting securities; (iii) each executive officer who is the beneficial owner of more than 10% of any class of our voting securities; and (iv) all directors and executive officers as a group. As of April 30, 2021, there were 130,144,334 Common Shares issued and outstanding.

Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting power and/or investment power with respect to the securities held. Common Shares subject to convertible securities, options, warrants and other rights which are currently exercisable or which may become exercisable within 60 days of the date hereof, are deemed outstanding and beneficially owned by the person holding such convertible securities, options, warrants or other rights for purposes of computing the number of shares and percentage beneficially owned by such person, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as indicated in the footnotes to this table, the persons or entities named have sole voting and investment power with respect to all Common Shares shown as beneficially owned by them.

The percentages below are based on fully diluted Common Shares as of the date of this Annual Report. Unless otherwise indicated, the business address of each person listed is c/o 65 Queen Street West, Suite 900, Toronto, Ontario Canada M5H 2M5.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class (1)

Directors and Officers:
All executive officers and directors as a group	90,165,026 common shares		69%
Greater than 10% Securityholders:
Stan Bharti	16,482,937 common shares	(2)	13%
Camel Daniele	42,338,833 common shares	(2)	33%
Andrew Pullar	29,510912 common shares	(4)	23%

(1) (2) (3) (4)
This Annual Report does not contemplate that any of our current listed shareholders will acquire any additional Common Shares as part of this Offering.
Ms. Carmel Daniele is the founder and Chief Investment Officer of the CD Capital Natural Resources group of funds.  Ms. Daniele’s beneficial ownership above includes shares owned by CD Capital.  Mr. Bharti and Ms. Daniele have agreed Ms. Daniele has a proxy to vote in her sole discretion the 16,482,937 shares included above in Mr. Bharti’s beneficial ownership respective to preemptive rights, tag-along rights, and resolutions related to an initial public offering of the Company, if any. As representative of CD Capital, Ms. Daniele is entitled to appoint an additional director of the Company.
Ms. Daniele’s ownership in the table excludes 16,482,937 shares for which she has certain voting rights as stated above in footnote (2).
Mr. Bharti and Mr. Pullar have agreed Mr. Pullar, as representative of Sentient Global Resources Fund IV LP, is entitled to appoint an additional director of the Company.

Item 5.    Interest of Management and Others in Certain Transactions

Transactions with Related Persons

Except as described below and except for the consulting arrangements which are described above under “Compensation Of Directors And Executive Officers,” in the last two fiscal years and in the current fiscal year, there has not been, nor is there currently proposed, any transaction in which we are or were a participant, the amount involved exceeds the lesser of $120,000 or 1% of the total assets at year-end for the last two completed fiscal years, and any of our directors, executive officers, holders of more than 5% of our common stock or any immediate family member of any of the foregoing had or will have a direct or indirect material interest.

On October 29, 2019, Brazil Potash entered into a loan agreement with Sentient Global Resource Fund IV LP, (“Sentient”). Pursuant to the terms of the loan agreement (the “Loan”), Sentient agreed to lend the Company $1,000,000 at an interest rate of 30% per annum and an initial repayment date of April 29, 2020. The Company also accrued a setup fee of $200,000, included in accounts payable and accrued liabilities, in connection with the loan. On April 29, 2020, the Company accrued an extension fee of $50,000 to extend the due date on the loan to July 31, 2020, included in accounts payable and accrued liabilities. The Company began accruing interest on the loan on August 1, 2020. The Company did not settle the loan within the extended maturity date and as at December 31, 2020, the loan is in default. The lender has not proceeded with any collection actions. The loan is unsecured.
On June 15, 2020, the Company entered into a loan agreement with 2227929 Ontario Inc. (“2227929”) Pursuant to the terms of the loan agreement, 2227929 agreed to lend the Company $40,000 at an interest rate of 12% per annum. On December 17, 2020, the Company drew down an additional amount of $70,000 on the loan. Interest and principal were due and payable three months from the date of the agreement. On September 15, 2020, the loan was further extended three months under the same terms. On December 15, 2021, the loans were extended to July 31, 2021. The loan is unsecured.
On July 2, 2020, the Company entered into a loan agreement with Aberdeen International Inc. (“Aberdeen”) Pursuant to the terms of the loan agreement, Aberdeen agreed to lend the Company $100,000 at an interest rate of 12% per annum. Interest and principal are due and payable on or before January 2, 2021. During the year ended December 31, 2020, Aberdeen advanced an additional $348,000 to the Company under the same terms. On February 9, 2021, the loans were extended to July 31, 2021. The loan is unsecured.
On October 22, 2020, the Company entered into a loan agreement with Sulliden Mining Capital Inc. (“Sulliden”). Pursuant to the terms of the loan agreement, Sulliden agreed to lend the Company $70,000 at an interest rate of 12% per annum. Interest and principal are due and payable on or before December 21, 2020. On February 10, 2021, Sulliden agreed to extend the maturity date of the loan to July 31, 2021. The loan is unsecured.
Review, Approval and Ratification of Related Party Transactions

Given our small size and limited financial resources, we have not adopted formal policies and procedures for the review, approval or ratification of transactions, such as those described above, with our executive officer(s), director(s) and significant shareholders. We intend to establish formal policies and procedures in the future, once we have sufficient resources and have appointed additional directors, so that such transactions will be subject to the review, approval or ratification of our Board, or an appropriate committee thereof. On a moving forward basis, our directors will continue to approve any related party transaction.

Item 6.    Other Information

None.

Item 7.Financial Statements

Brazil Potash Corp.
CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

-- Stated in United States (“US”) dollars –

KPMG LLP
Bay Adelaide Centre
333 Bay Street, Suite 4600 Toronto, ON M5H 2S5 Canada
Tel 416-777-8500
Fax 416-777-8818

Independent Auditors’ Report

The Board of Directors Brazil Potash Corporation

We have audited the accompanying consolidated financial statements of Brazil Potash Corporation and its subsidiaries, which comprise the consolidated statements of financial position as of December 31, 2020 and 2019, and the related consolidated statements of loss and other comprehensive loss, changes in equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.
Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Brazil Potash Corporation and its subsidiaries as of December 31, 2020 and 2019, and their consolidated financial performance and their consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred recurring losses, has an accumulated deficit and a working capital deficiency, overdue loans and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

 KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants
Toronto, Canada

April 30, 2021

Brazil Potash Corp.
Consolidated Statements of Financial Position
(Expressed in U.S. dollars)

As at:	December 31, 2020	December 31, 2019

ASSETS

Current
Cash and cash equivalents (Note 6)	$72,438	$1,360,010
Restricted cash (Note 7)	-	16,169
Amounts receivable (Note 8)	518,670	340,815
Prepaid expenses (Note 9)	46,603	47,147
Total current assets	637,711	1,764,141

Non-current
Property and equipment (Note 10)	927,574	1,202,988
Exploration and evaluation assets (Note 11)	114,893,005	128,996,822
Total assets	$116,458,290	$131,963,951

LIABILITIES

Current
Trade payables and accrued liabilities (Note 12)	$8,081,091	$5,356,293
Loans payable (Note 13)	1,773,661	1,000,000

Total current liabilities	9,854,752	6,356,293

Non-current
Long term portion of land fee installment payable (Note 13)	11,966	200,537
Deferred income tax liability (Note 5)	1,640,003	1,945,723
Total liabilities	11,506,721	8,502,553

Equity

Share capital (Note 14)	197,304,457	194,116,957
Share-based payments reserve (Note 15)	43,259,413	38,342,655
Warrants reserve (Note 16)	23,715,254	23,715,254
Accumulated other comprehensive loss	(70,082,409)	(53,201,693)
Deficit	(89,245,146)	(79,511,775)
Total equity	104,951,569	123,461,398
Total liabilities and equity	$116,458,290	$131,963,951

Reporting entity and going concern (Note 1)

Approved by the Board of Directors on April 30, 2021

“STAN BHARTI”, Director

“ANDREW PULLAR”, Director

See accompanying notes to the consolidated financial statements.

Brazil Potash Corp.
Consolidated Statements of Loss and Other Comprehensive Loss
(Expressed in U.S. dollars)

	Year ended	Year ended
	December 31,	December 31,
	2020	2019

Expenses
Consulting and management fees	$2,088,825	$2,526,607
Professional fees	388,201	454,044
General office expenses	139,091	149,209
Share-based compensation (Note 15)	7,756,991	7,226,954
Travel expenses	42,414	1,416,201
Communications and promotions	377,150	14,844
Gain on disposal of fixed assets	-	5,333
Foreign exchange loss	111,761	60,548

Operating Loss	10,904,433	11,853,740

Finance costs (Note 13)	201,185	226,890
Other income	-	(10,084)
Finance income	(2,496)	(2,162)
Loss for the year before income taxes	11,103,122	12,068,384
Income taxes (Note 5)	131,661	244,146
Loss for the year	$11,234,783	$12,312,530

Other comprehensive loss:
Items that subsequently may be reclassified into net income:
Foreign currency translation	16,880,716	3,064,272
Total comprehensive loss for the year	$28,115,499	$15,376,802

Basic and diluted loss per share	$0.09	$0.10
Weighted average number of common shares outstanding - basic and diluted	129,918,444	127,528,056

See accompanying notes to the consolidated financial statements.

Brazil Potash Corp.
Consolidated Statement of Changes in Equity
(Expressed in U.S. dollars)

	Common Shares		Warrants	Share-based payments reserve	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Shareholders' Equity
	#	$	$	$	$	$	$

Balance, December 31, 2018	127,162,162	186,120,585	24,540,488	38,164,138	(50,137,421)	(72,037,312)	126,650,478

Private placement	600,000	2,250,000	-	-	-	-	2,250,000
Deferred share units	-	-	-	3,043,450	-	-	3,043,450
Options granted	-	-	-	5,227,600	-	-	5,227,600
Option extension	-	-	-	134,500	-	-	134,500
Option expiry	-	-	-	(3,179,501)	-	3,179,501	-
Option exercise	1,532,172	5,746,372	-	(4,214,200)	-	-	1,532,172
DSUs forfeited	-	-	-	(833,332)	-	833,332	-
Warrant expiry	-	-	(825,234)	-	-	825,234	-
Net (loss) and comprehensive (loss) for the year	-	-	-	-	(3,064,272)	(12,312,530)	(15,376,802)

Balance, December 31, 2019	129,294,334	194,116,957	23,715,254	38,342,655	(53,201,693)	(79,511,775)	123,461,398

Deferred share units	-	-	-	1,196,546	-	-	1,196,546
DSU exercise	850,000	3,187,500	-	(3,187,500)	-	-	-
Option extension (Note 15(a))	-	-	-	8,409,124	-	-	8,409,124
Option expiry (Note 15(a))	-	-	-	(1,501,412)	-	1,501,412	-
Net (loss) and comprehensive (loss) for the year	-	-	-	-	(16,880,716)	(11,234,783)	(28,115,499)

Balance, December 31, 2020	130,144,334	197,304,457	23,715,254	43,259,413	(70,082,409)	(89,245,146)	104,951,569

See accompanying notes to the consolidated financial statements.

Brazil Potash Corp.
Consolidated Statement of Cash Flows
(Expressed in U.S. dollars)

	Year Ended December 31, 2020 $	Year Ended December 31, 2019 $

CASH FLOWS FROM
OPERATING ACTIVITIES
Loss for the year before taxes	(11,103,122)	(12,068,384)
Adjustment for:
Finance Income	(2,496)	(2,162)
Finance costs (Note 13)	201,185	226,890
Share-based compensation (Note 15)	7,756,991	7,226,954
Fixed asset disposal	-	5,333
	(3,147,442)	(4,611,369)
Change in amounts receivable	(178,480)	(96,272)
Change in prepaid expenses	(4,221)	(5,030)
Change in trade payables and accrued liabilities	2,623,362	2,676,232

Net cash used in operating activities	(706,781)	(2,036,439)

CASH FLOWS FROM
FINANCING ACTIVITIES
Proceeds from private placement, net of share issue costs	-	2,250,000
Loan proceeds (Note 13)	628,000	1,564,283
Loan repayment	-	(59,000)
Option exercise	-	1,000,000
Net cash from financing activities	628,000	4,755,283

CASH FLOWS FROM
INVESTING ACTIVITIES
Acquisition of property and equipment	-	(1,112)
Proceeds from disposal of fixed assets	-	2,015
Exploration and evaluation assets	(1,092,933)	(3,522,051)
Decrease in restricted cash	15,537	-
Finance income	2,496	2,162
Net cash used in investing activities	(1,074,900)	(3,518,986)

Effect of exchange rate changes on cash and cash equivalents	(133,891)	(118,489)
NET (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,287,572)	(918,631)

CASH AND CASH EQUIVALENTS, beginning of year	1,360,010	2,278,641

CASH AND CASH EQUIVALENTS, end of year	72,438	1,360,010

SUPPLEMENTAL INFORMATION:
Amortization of assets capitalized to exploration and evaluation assets	5,647	12,293
Share-based compensation included in exploration and evaluation assets	1,848,679	1,178,596
Cash paid for interest	-	-
Income taxes paid	-	-

See accompanying notes to the consolidated financial statements.

Brazil Potash Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019

1.	Reporting entity and going concern

Brazil Potash Corp. (the “Company”) was incorporated under the laws of the Province of Ontario, Canada by Articles of Incorporation on October 10, 2006. The Company remained inactive until June 16, 2009. On June 18, 2009, the Company’s subsidiary Potassio do Brasil Ltda. (the “Subsidiary”) was incorporated. The principal activity of Brazil Potash Corp. is the exploration and development of potash properties in Brazil. The Company’s head office is located at 65 Queen Street West, 9th floor, Toronto, Ontario, M5H 2M5, Canada.

The consolidated financial statements include the financial statements of the Company and its subsidiary that is listed in the following table:

		% Ownership
	Country of incorporation	December 31, 2020	December 31, 2019

Potassio do Brasil Ltda.	Brazil	100%	100%

The Company received its Preliminary Social and Environmental License (LP) for the Autazes potash project in Brazil from the Amazonas Environmental Protection Institute (IPAAM) in July 2015 based on submission of a full Environmental and Social Impact Assessment completed by the Company in January 2015. Prior to receiving the LP, the Company and its consultant Golder Associates Ltd. (“Golder”) conducted several rounds of indigenous consultations and despite this work, the Brazil Federal Public Ministry (MPF) opened a civil investigation on the Company’s LP based on a motion from a non-governmental organization. The MPF commenced legal proceedings questioning the validity of the Company’s LP. The result of the legal proceedings brought by the MPF is that the Company voluntarily agreed to temporarily suspend its LP and to conduct additional indigenous consultations with local communities in accordance with International Labour Organization (ILO 169) given Brazil is a signatory to this international convention.

There are two major steps that need to be followed in these consultations. The first is indigenous people need to determine the means and who within their tribes will be involved in consultations. This first step has been completed. The second is the actual consultation process which was scheduled to start in March 2020 but is currently on hold due to the outbreak of COVID-19. Following the first round of indigenous consultations a judge may authorize the Company’s indigenous impact study to be submitted for review and reinstate the LP.

The Company’s operations could be significantly adversely affected by the effects of a widespread global outbreak of a contagious disease and other unforeseen events, including the recent outbreak of a respiratory illness caused by COVID-19 and the related economic repercussions. The Company cannot accurately predict the impact COVID-19 will have on its operations and the ability of others to meet their obligations with the Company, including uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could further affect the Company’s operations and ability to finance its operations.

Brazil Potash Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019

1.	Reporting entity and going concern (continued)

Going Concern

The preparation of the consolidated financial statements requires an assessment on the validity of the going concern assumption. The validity of the going concern concept is dependent on financing being available for the continuing working capital requirements of the Company and for the development of the Company's projects.

The Company incurred a loss of $11,234,783 for the year ended December 31, 2020 ($12,312,530 for the year ended December 31, 2019) and as at December 31, 2020 had an accumulated deficit of $89,245,146 (December 31, 2019 - $79,511,775) and a working capital deficiency of $9,217,041 as at December 31, 2020 (including cash of $72,438) (December 31, 2019 - $4,592,152 (including cash of $1,360,010)).

The Company also has $1,773,661 in loans payable with third and related parties as of December 31, 2020 which are classified as short-term liabilities, of which $1,202,192 is in default and $648,251 had the maturity date extended.

The Company requires equity capital and/or financing for working capital and exploration and development of its properties as well as to repay its trade payables and currently past due debt obligations. As a result of continuing operating losses, the Company's continuance as a going concern is dependent upon its ability to obtain adequate financing and financing to repay its current obligations, finance its exploration and development activities, and to reach profitable levels of operation. It is not possible to predict whether financing efforts will be successful or if the Company will obtain the necessary financing in order to pay its trade payables and past due obligations, finance its exploration and development activities or to attain profitable levels of operations. Management has previously been successful in raising the necessary funding to continue operations in the normal course of operations and was able to close private placement financings on July 2, 2019 and on November 29, 2019. Further, on October 29, 2019, June 15, 2020, July 2, 2020 and October 22, 2020, the Company entered into a loan agreements to fund operating expenses (see Note 13).

However, there is no assurance, that the Company will be successful in closing the offering of shares, be successful in raising sufficient financing, or achieve profitable operations, to fund its working capital deficiency, or the future exploration and development of its properties. These circumstances raise a material uncertainty related to events or conditions that cast substantial doubt on the Company’s ability to continue as a going concern, and therefore that it may be unable to realize its assets and discharge its liabilities in the normal course of business. These consolidated financial statements do not include any adjustments to the carrying amount, or classification of assets and liabilities, if the Company was unable to continue as a going concern. These adjustments may be material.

On the basis that additional funding as outlined above will be received when required, the directors are satisfied that it is appropriate to continue to prepare the consolidated financial statements of the Company on the going concern basis.

Brazil Potash Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019

2.	Basis of preparation

a)	Statement of compliance:

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

The consolidated financial statements were authorized for issue by the Board of Directors on April 30, 2021.

b)	Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis, unless otherwise disclosed.

c)	Functional and presentation currency:

Based on the economic substance of the underlying business transactions and circumstances relevant to the parent, the functional currency of the Company has been determined to be the U.S. dollar, with each subsidiary determining its own functional currency based on its own circumstances. The functional currency of Potássio do Brasil Ltda. has been determined to be the Brazilian Real. The Company’s presentation currency is the United States Dollar.

3. Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

a)	Basis of consolidation

These consolidated financial statements comprise the financial statements of the Company and its wholly owned subsidiary, Potássio do Brasil Ltda., in Brazil as at December 31, 2020.

The Company’s subsidiary is fully consolidated from the date of acquisition or incorporation, being the date on which the Company obtained control, and continues to be consolidated until the date that such control ceases. These consolidated financial statements comprise results for the years ended December 31, 2020 and 2019.

The financial statements of the subsidiary are prepared for the same reporting period as the parent company, using consistent accounting policies.

All intra-company balances, income and expenses and unrealized gains and losses resulting from intra-company transactions are eliminated in full upon consolidation.

b)	Foreign currency transactions

Transactions in foreign currencies are initially recorded in the functional currency at the rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange at the consolidated statement of financial position date. All differences are taken to profit or loss.

Brazil Potash Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019

3. Significant accounting policies (continued)

For presentation of Company consolidated financial statements, if the functional currency of the Company or its subsidiary is different than U.S. dollars as at the reporting date, the assets and liabilities are translated into U.S. dollars at the rate ruling at the statement of financial position date and the income and expenses are translated using the average exchange rate for the period. The foreign exchange differences arising are recorded in the cumulative translation account in other comprehensive income. On disposal of a foreign entity the deferred cumulative amount recognized in equity relating to the particular operation is recognized in the statements of comprehensive loss.

c)	Cash and cash equivalents

Cash and cash equivalents in the consolidated statement of financial position comprise cash at banks and on hand, and short‑term deposits with an original maturity of three months or less, which are readily convertible into a known amount of cash.

d)	Property and equipment

(i)	Recognition and measurement

Items of equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

(ii)	Depreciation

Depreciation calculated over the depreciable amount, which is the cost of an asset, or other amount substituted for cost, less its residual value.

The estimated lives for the current period are as follows:

•	Vehicle	5 years
•	Office equipment	5 years
•	Furniture and fixtures	10 years
•	Other exploration equipment	5 years

e)	Exploration and evaluation assets

Costs incurred prior to obtaining the appropriate license are expensed in the period in which they are incurred.

Exploration and evaluation expenditures comprise costs of initial search for mineral deposits and performing a detailed assessment of deposits that have been identified as having economic potential. The cost of exploration properties and leases, which include the cost of acquiring prospective properties and exploration rights, including interest, and costs incurred in exploration and evaluation activities, are capitalized as assets as part of exploration and evaluation assets. Exploration and evaluation costs are capitalized as an asset until technical feasibility and commercial viability of extraction of reserves are demonstrable, when the capitalized exploration costs are reclassified to property, plant and equipment. Exploration and evaluation costs include an allocation of administration and salary costs as determined by management.

Brazil Potash Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019

3. Significant accounting policies (continued)

e)	Exploration and evaluation assets (continued)

Depreciation on equipment used in exploration and evaluation is charged to exploration and evaluation assets.

Prior to reclassification to property, plant and equipment, exploration and evaluation assets are assessed for impairment and any impairment loss recognized immediately in profit or loss.

Impairment of exploration and evaluation assets:

Exploration and evaluation assets are assessed for impairment when facts and circumstances suggest that the carrying amount may exceed its recoverable amount. The Company reviews and tests for impairment on an ongoing basis and specifically if the following occurs:
(i)	the period for which the Company has a right to explore in the specific area has expired or is expected to expire;
(ii)	the exploration and evaluation has not led to the discovery of economic reserves;
(iii)	the development of the reserves is not economically or commercially viable; and
(iv)	the exploration is located in an area that has become politically unstable.
No amortization is charged during the exploration and evaluation phase.

f)	Financial instruments

The Company recognizes financial assets and financial liabilities on the date the Company becomes a party to the contractual provisions of the instruments. A financial asset is derecognized either when the Company has transferred substantially all the risks and rewards of ownership of the financial asset or when cash flows expire. A financial liability is derecognized when the obligation specified in the contract is discharged, canceled or expired. The Company’s financial assets include cash and cash equivalents, restricted cash, and amounts receivable. The Company’s financial liabilities include trade payables and accrued liabilities and loans payable.

Non-derivative financial instruments are recognized initially at fair value plus attributable transaction costs, where applicable for financial instruments not classified as fair value through profit or loss. Subsequent to initial recognition, non-derivative financial instruments are classified and measured as described below:

Financial assets at fair value through profit or loss (“FVPL”) – cash and cash equivalents and restricted cash are classified as financial assets at fair value through profit or loss and are measured at fair value. Cash and cash equivalents comprise cash at banks and on hand with original maturity of three months or less and are readily convertible to specified amounts of cash.

Amortized cost – Amounts receivable are classified as and measured at amortized cost using the effective interest rate method, less impairment losses, if any.

Brazil Potash Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019

3. Significant accounting policies (continued)

g)	Financial instruments (continued)

Financial assets at fair value through other comprehensive income (“FVOCI”) – Financial assets designated as financial assets at fair value through other comprehensive income on initial recognition are recorded at fair value on the trade date with directly attributable transaction costs included in the recorded amount. Subsequent changes in fair value are recognized in other comprehensive income. The Company does not have any financial assets measured at fair value through other comprehensive income.

Non-derivative financial liabilities – Trade payables and accrued liabilities and loans payable are accounted for at amortized cost, using the effective interest rate method.

g)	Provisions

Provisions are recognized when: (i) the Company has a present obligation (legal or constructive) as a result of a past event, and (ii) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

h)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiary and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Brazil Potash Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019

3. Significant accounting policies (continued)

i)	Share-based payments

The Company records compensation cost associated with equity-settled share-based awards based on the fair value of the equity instrument at the date of grant. The fair value of stock options and warrants is determined using the Black-Scholes option pricing model. The fair value of DSUs is measured at the market value of the underlying shares, as estimated by management, on the date of grant. The compensation expense is recognized on a straight-line basis over the vesting period, if any, based on the estimate of equity instruments expected to vest. The estimate of options and DSUs expected to vest is revised at the end of each reporting period. When options or warrants are exercised, the proceeds received, together with any related amount in contributed surplus, is credited to share capital.

4. Use of estimates and judgments:

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenue and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from those estimates.

In particular, information about significant areas of estimation uncertainty considered by management in preparing the consolidated financial statements is described below:

(i)	Impairment of exploration and evaluation expenditures:

The carrying values of capitalized amounts are reviewed when indicators of impairment are present. If it is determined that capitalized exploration and evaluation costs are not recoverable, or the property is abandoned or management has determined an impairment in value, the property is written down to its recoverable amount.

The recoverability of amounts shown for exploration and evaluation assets is dependent on the existence of economically recoverable reserves, the ability to obtain financing to complete the development of such reserves and meet obligations under various agreements, and the success of future operations or dispositions. If a project does not prove viable, all unrecoverable costs associated with the project net of any related existing impairment provisions are written off.

(ii)	Contingencies:

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events.

Brazil Potash Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019

4. Use of estimates and judgments (continued):

(iii)	Fair value of stock-based compensation and warrants:

In determining the fair value of stock-based compensation and warrants, option pricing models are used that require management to make estimates and assumptions regarding the expected life and market price of its equity instruments, volatility, share price and risk-free interest rates.

5. Income taxes

The provision for income tax differs from the amount that would have resulted by applying the combined Canadian statutory income tax rates of approximately 26.5% (2019 – 26.5%):

	December 31, 2020	December 31, 2019
Loss before income tax	$11,103,122	$12,068,384
Canadian Statutory Tax Rate	26.5%	26.5%
Expected tax recovery	$(2,942,327)	$(3,198,122)

Expenses not deductible	2,055,603	1,915,143
Foreign tax rate deferential	181	513
Change in tax benefit not recognized	1,018,204	1,526,612

Total	$131,661	$244,146

The components of tax expense included in the determination of the loss for the year are as follows:

	December 31, 2020	December 31, 2019
Current tax expense	$-	$-
Deferred tax expense	131,661	244,146
Total	$131,661	$244,146

The following table reflects the change in deferred income tax liability at December 31, 2020 and 2019:

	December 31, 2020	December 31, 2019
Balance, beginning of year	$1,945,723	$1,775,368
Deferred income tax expense	131,661	244,146
Foreign currency translation	(437,381)	(73,791)
Balance, end of year	$1,640,003	$1,945,723

Brazil Potash Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019

5. Income taxes (continued)

The following table summarizes the components of deferred income tax:

	December 31, 2020	December 31, 2019

Exploration and evaluation assets	2,344,844	2,782,043
Loss carryforwards	(704,841)	(836,320)

Deferred tax liabilities, net	$1,640,003	$1,945,723

Deductible temporary differences for which no deferred tax assets have been recognized are attributable to the following:

Canada	December 31, 2020	December 31, 2019
Non-capital losses	55,414,000	52,245,109
Deductible temporary differences	166,000	172,000

Brazil	December 31, 2020	December 31, 2019
Non-capital losses	3,851,123	4,554,743

Brazilian tax losses carried forward can only be applied, in any year, in an amount up to 30% of taxable income for that year. Tax losses in Canada can be carried forward to reduce taxable income in future years. The losses are scheduled to expire as follows:

Year of Expiry	Amount $
2040	3,355,000
2039	4,681,000
2038	3,843,000
2037	4,804,000
2036	6,207,000
2035	8,182,000
2034	8,041,000
2033	4,762,000
2032	2,950,000
2031	3,127,000
2030	2,891,000
2029	2,571,000
55,414,000

Brazil Potash Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019

6. Cash and cash equivalents

	2020	2019

Cash at banks	$68,120	$1,225,206
Short-term deposits	4,318	134,804

	$72,438	$1,360,010

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short-term deposits are invested in certificate deposits at interbank rates with no fixed term of deposit.

7. Restricted cash

Restricted cash consists of $nil (2019 – $16,169) on deposit with the bank as security for the Company’s corporate credit card. During the year ended December 31, 2020, the Company’s credit card was cancelled.

8. Amounts receivable

	2020	2019

HST/GST receivable	$518,670	$337,958
Other receivables	-	2,857
	$518,670	$340,815

9. Prepaid expenses

	2020	2019

Prepaid insurance	$34,917	$37,907
Refundable deposits	11,686	9,240
	$46,603	$47,147

Brazil Potash Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019

10.      Property and equipment

	Vehicles	Office equipment	Furniture and fixtures	Land rights	Total

Cost:

At January 1, 2020	$63,458	$88,699	$15,056	$1,186,150	$1,353,363
Effect of foreign exchange	(14,233)	(19,894)	(3,251)	(266,033)	(303,411)

At December 31, 2020	$49,225	$68,805	$11,805	$920,117	$1,049,952

Depreciation:

At January 1, 2020	$60,867	$78,633	$10,875	$-	$150,375
Effect of foreign exchange	(13,663)	(17,662)	(2,319)	-	(33,644)
Depreciation charge for the period	1,697	3,273	677	-	5,647

At December 31, 2020	$48,901	$64,244	$9,233	$-	$122,378

Net book value:
At December 31, 2020	$324	$4,561	$2,572	$920,117	$927,574
At January 1, 2020	$2,591	$10,066	$4,181	$1,186,150	$1,202,988

Cost:

At January 1, 2019	$66,418	$100,863	$48,083	$1,233,874	$1,449,238
Effect of foreign exchange	(2,561)	(3,724)	(1,169)	(47,724)	(55,178)
Additions	-	1,112	-	-	1,112
Disposals	(399)	(9,552)	(31,858)	-	(41,809)

At December 31, 2019	$63,458	$88,699	$15,056	$1,186,150	$1,353,363

Depreciation:

At January 1, 2019	$60,857	$84,942	$33,180	$-	$178,979
Effect of foreign exchange	(2,403)	(3,221)	(811)	-	(6,435)
Depreciation charge for the period	2,772	5,884	3,637	-	12,293
Disposals	(359)	(8,972)	(25,131)	-	(34,462)

At December 31, 2019	$60,867	$78,633	$10,875	$-	$150,375

Net book value:
At December 31, 2019	$2,591	$10,066	$4,181	$1,186,150	$1,202,988
At January 1, 2019	$5,561	$15,921	$14,903	$1,233,874	$1,270,259

Brazil Potash Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019

11.	Exploration and evaluation assets

Expenditures:	Year ended December 31, 2020	Year ended December 31, 2019

Balance, beginning of year	$128,996,822	$128,257,742

Additions:
Mineral rights and land fees	9,882	10,957
Additions to exploration and evaluation assets	1,088,698	2,563,842
Share-based compensation	1,848,679	1,178,596
Effect of foreign exchange	(17,051,076)	(3,014,315)

Balance, end of year	$114,893,005	$128,996,822

12.	Trade payables and accrued liabilities

	December 31, 2020	December 31, 2019

Trade payables	$5,917,912	$3,542,682
Accruals	2,019,585	1,628,500
Current portion of land fee installments	143,594	185,111

Current	$8,081,091	$5,356,293

Long-term portion of land fee installments	$11,966	$200,537

Included in trade payables and accruals are amounts invoiced or accrued, respectively, according to consulting contracts with directors, officers and consultants of the Company (see Note 20).

During the year ended December 31, 2017, the Company entered into an installment program with the National Mining Agency (“ANM”) for the payment of its mineral rights and land fees. The installment program allows for the payment of outstanding land fees on a monthly basis over a period of five years. Each installment is charged interest at the rate posted by the Special Settlement and Custody System (“SELIC”) until the month prior to payment plus 1% in the month of payment. Any monthly installments not paid by the due date will incur additional fines of 0.33% per day up to a maximum of 20%. Failure to pay two consecutive monthly installments will result in the cancellation of the instalment plan. As at December 31, 2020, the balance owing on the installment plan was $155,560 (R$808,304), included in current and long-term portion of land fee installments in the table above, which approximates the present value of the expected payments.

Brazil Potash Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019

13.	Loans payable

	Sentient	2227929 Ontario Inc.	Aberdeen	Sulliden	Total
Balance, December 31, 2019	$1,000,000	$-	$-	$-	$1,000,000

Draw downs	-	110,000	448,000	70,000	628,000
Interest and financing fees	125,410	5,622	13,012	1,617	145,661

Balance, December 31, 2020	$1,125,410	$115,622	$461,012	$71,617	$1,773,661

On October 29, 2019, Brazil Potash entered into a loan agreement with Sentient Global Resource Fund IV LP, (“Sentient”). Pursuant to the terms of the loan agreement (the “Loan”), Sentient agreed to lend the Company $1,000,000 at an interest rate of 30% per annum and an initial repayment date of April 29, 2020. The Company also accrued a setup fee of $200,000, included in accounts payable and accrued liabilities, in connection with the loan. On April 29, 2020, the Company accrued an extension fee of $50,000 to extend the due date on the loan to July 31, 2020, included in accounts payable and accrued liabilities. The Company began accruing interest on the loan on August 1, 2020. The Company did not settle the loan within the extended maturity date and as at December 31, 2020, the loan is in default. The lender has not proceeded with any collection actions. Andrew Pullar (a director of the Company) is a principal at Sentient. The loan is unsecured.

On June 15, 2020, the Company entered into a loan agreement with 2227929 Ontario Inc. (“2227929”) Pursuant to the terms of the loan agreement, 2227929 agreed to lend the Company $40,000 at an interest rate of 12% per annum. On December 17, 2020, the Company drew down an additional amount of $70,000 on the loan. Interest and principal were due and payable three months from the date of the agreement. On September 15, 2020, the loan was further extended three months under the same terms. On December 15, 2021, the loans were extended to July 31, 2021. The loan is unsecured.

On July 2, 2020, the Company entered into a loan agreement with Aberdeen International Inc. (“Aberdeen”) Pursuant to the terms of the loan agreement, Aberdeen agreed to lend the Company $100,000 at an interest rate of 12% per annum. Interest and principal are due and payable on or before January 2, 2021. During the year ended December 31, 2020, Aberdeen advanced an additional $348,000 to the Company under the same terms. On February 9, 2021, the loans were extended to July 31, 2021. Stan Bharti (a director of the Company) is a director and officer of Aberdeen and Ryan Ptolemy (an officer of the Company), is an officer of Aberdeen. The loan is unsecured.

On October 22, 2020, the Company entered into a loan agreement with Sulliden Mining Capital Inc. (“Sulliden”). Pursuant to the terms of the loan agreement, Sulliden agreed to lend the Company $70,000 at an interest rate of 12% per annum. Interest and principal are due and payable on or before December 21, 2020. On February 10, 2021, Sulliden agreed to extend the maturity date of the loan to July 31, 2021. Stan Bharti (a director of the Company) is a director and officer of Sulliden and Ryan Ptolemy (an officer of the Company), is an officer of Sulliden. The loan is unsecured.

14.	Share capital

(a) Authorized

Unlimited number of common shares without par value.

Brazil Potash Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019

14.	Share capital (continued)

(b) Issued

	Years ended December 31, 2020		Year ended December 31, 2019

		Stated		Stated
	Number of shares	Value $	Number of shares	Value $

Common shares

Balance, beginning of year	129,294,334	194,116,957	127,162,162	186,120,585

Private placement	-	-	600,000	2,250,000
Option exercise	-	-	1,532,172	5,746,372
DSU exercise	850,000	3,187,500	-	-

Balance, end of year	130,144,334	197,304,457	129,294,334	194,116,957

During the period from July 2, 2019 to November 29, 2019, the Company completed equity financings through private placements for 600,000 shares at a price $3.75 for gross proceeds of $2,250,000.

During the year ended December 31, 2019, 1,532,172 options were exercised with a weighted average exercise price of $1.00 per share.

On April 7, 2020, 850,000 DSUs were exercised with a weighted average grant date fair value of $3.75 and a total fair value of $3,187,500. See Note 15.

15.	Share-based payments

The continuity of share-based payments reserve activity during the year was as follows:

	Year ended December 31, 2020	Year ended December 31, 2019

Balance, beginning of the year	$38,342,655	$38,164,138

Stock options granted and/or vested during the period	-	5,227,600
Option extension	8,409,124	134,500
Options exercised	-	(4,214,200)
Expired options	(1,501,412)	(3,179,501)
Vesting of DSUs	1,196,546	3,043,450
DSUs exercised	(3,187,500)	-
Forfeited DSUs	-	(833,332)

Balance, end of the year	$43,259,413	$38,342,655

Brazil Potash Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019

15.	Share-based payments (continued)

(a) Option plan:

The Company has an incentive share option plan (“the Plan”) whereby the Company may grant to directors, officers, employees and consultants options to purchase shares of the Company. The Plan provides for the issuance of share options to acquire up to 10% of the Company's issued and outstanding capital at the date of grant. The Plan is a rolling plan, as the number of shares reserved for issuance pursuant to the grant of stock options will increase as the Company's issued and outstanding share capital increases. Options granted under the Plan will be for a term not to exceed five years.

The plan provides that it is solely within the discretion of the Board to determine who would receive share options and in what amounts. In no case (calculated at the time of grant) shall the plan result in:

-	the number of options granted in a twelve-month period to any one consultant exceeding 2% of the issued shares of the Company;
-	the aggregate number of options granted in a twelve-month period to any one optionee exceeding 5% of the outstanding shares of the Company; and
-
the number of options granted in a twelve-month period to employees and management company employees undertaking investor relations activities exceeding in aggregate 2% of the issued shares of the Company.

Share option transactions continuity during the year were as follows (in number of options):

	Year ended December 31, 2020		Year ended December 31, 2019
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Balance, beginning of year	8,690,500	$2.05	9,890,500	$1.99
Granted	-	-	1,982,172	1.62
Exercised	-	-	(1,532,172)	1.00
Expired	(745,000)	2.36	(1,650,000)	2.12

Balance, end of year	7,945,500	$2.02	8,690,500	$2.05

Brazil Potash Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019

15.	Share-based payments (continued)

(a) Option plan:

No options were granted during the year ended December 31, 2020. The weighted average grant date fair value of options granted during the year ended December 31, 2019 was measured using the Black-Scholes option pricing model with the following assumptions: a market price of common shares of $3.75 expected dividend yield of 0%, expected volatility of 43.2% based on the historical volatility of comparable companies, weighted average risk - free interest rate of 1.68% and a weighted average expected life of 0.85 years. The weighted average grant-date fair value of options granted during the year ended December 31, 2019 was $2.64. All options granted by the Company in 2019, vested immediately on the date of grant. During the year ended December 31, 2019, the Company expensed $5,227,600 related to the vested options included in the statement of loss and comprehensive loss.

On July 20, 2020, the Company extended the expiry dates of options held by current directors, officers, employees and consultants such that 2,905,000 options with exercise prices of $1.00 per share and expiring on September 23, 2020, 1,148,000 options with exercise prices of $2.50 and expiring on July 22, 2020 and 3,242,500 options with exercise prices of $2.50 per share and expiring September 23, 2020 would expire on July 22, 2025. The weighted average incremental fair value of the options of $1.15 was estimated using the Black-Scholes option pricing model, calculated immediately before and after the extension, with the following weighted average assumptions: a market price of common shares of $3.75, expected dividend yield of 0%, expected volatility between 51.6% and 147.2% based on the historic volatility of comparable companies, risk-free interest rate of 0.34% and an expected life of five years. The total value of the option extension was $8,409,124 of which $1,565,190 was capitalized to exploration and evaluation assets with the remaining amount of $6,843,934 charged to the statement of loss and comprehensive loss.

During the year ended December 31, 2019, the Company extended the expiry dates of certain options such that options expiring on November 25, 2019, would expire on November 25, 2021. The weighted average incremental fair value of the options of $0.67 was estimated using the Black-Scholes option pricing model, calculated immediately before and after the extension, with the following weighted average assumptions: a market price of common shares of $3.75, expected dividend yield of 0%, expected volatility of 87% based on the historic volatility of comparable companies, risk-free interest rate of 1.6% and an expected life of two years. The total value of the option extension was $134,500 of which $134,500 was capitalized to exploration and evaluation assets with the remaining amount of $nil charged to the statement of loss and comprehensive loss.

On July 22, 2020, 200,000 options with exercise prices of $2.50 expired, unexercised. On September 23, 2020, 475,000 options with exercise prices of $2.50 and 70,000 options with exercise prices of $1.00 expired, unexercised.

During the year ended December 31, 2019, 1,650,000 options were forfeited with a weighted average exercise price of $2.12 and a total fair value of $3,179,501.

During the year ended December 31, 2020, the total share-based compensation costs related to options was $8,409,124 (2019 - $5,362,100) of which $6,843,934 (2019 - $5,227,600) is included in the consolidated statement of loss and comprehensive loss and $1,565,190 (2019 - $134,500) was capitalized to exploration and evaluation assets.

Brazil Potash Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019

15.	Share-based payments (continued)

(a) Option plan (continued):

At December 31, 2020, outstanding options to acquire common shares of the Company were as follows:

Date	Options	Options	Exercise
of expiry	outstanding	exercisable	price

November 19, 2021	200,000	200,000	$3.75
November 25, 2021	200,000	200,000	$2.50
June 1, 2024	250,000	250,000	$3.75
July 20, 2025	4,390,500	4,390,500	$2.50
July 20, 2025	2,905,000	2,905,000	$1.00

	7,945,500	7,945,500

(b) Deferred share units plan (“DSU”):

The Company has a DSU plan that provides for the grant of DSUs to employees, officers or directors of the Company. The Plan allows the Company the ability to issue one common share from treasury for each DSU held on the date upon which the participant ceases to be a director, officer or employee of the corporation. The maximum number of Common Shares available for issuance under the DSU plan may not exceed 5% of the fully diluted issued share capital of the Company at any time.

DSU transactions continuity during the years were as follows (in number of DSUs):

	Year ended December 31, 2020	Year ended December 31, 2019

Balance, beginning of year	8,550,000	7,700,000
Granted	-	1,350,000
Forfeited	-	(500,000)
Exercised	(850,000)	-

Balance, end of year	7,700,000	8,550,000

Of the 7,700,000 DSUs outstanding, 5,483,334 have vested.

Brazil Potash Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019

15.	Share-based payments (continued)

(b) Deferred share units plan (“DSU”) (continued):

The 6,700,000 DSUs granted during the year ended December 31, 2015 had the following vesting conditions:

(i)	As to one-third of the DSUs, vesting shall occur immediately;
(ii)
As to the second one-third, upon the later of (a) completion by the Company of a pre-feasibility study or feasibility study; and (b) receipt by the Company of the preliminary license for the project; and

(iii)	As to the final one third of the DSUs, upon the Company completing arrangements for project construction financing, as detailed in the pre-feasibility study or feasibility study for the project.

Of the 6,700,000 DSUs granted, 4,133,334 DSUs have vested, 500,000 were forfeited in the total amount of $833,332 and 2,066,666, which have the vesting condition (iii) above, were revised such that the vesting condition previously estimated to be met December 2019 was changed such that the DSUs are expected to vest in July 2022. The estimated fair value of the DSUs at the date of grant is amortized over the vesting period. During the year ended December 31, 2020, the Company recognized an expense of $496,637 related to this amortization (year ended December 31, 2019 – recovery of $762,826) of which, an expense of $80,103 (December 31, 2019 – recovery of $71,203) was capitalized to exploration and evaluation assets, with the remaining expense of $416,534 (year ended December 31, 2019 – recovery of $691,623) charged to the statement of loss and comprehensive loss. The fair value of the DSUs at grant date were valued using an estimated market price of $2.50.

On July 25, 2017, the Company granted an additional 1,000,000 DSUs. The DSUs vested immediately. The fair value of the DSUs at the date of grant was valued using an estimated market price of $3.75.

On June 1, 2019, the Company granted 400,000 DSUs. 100,000 DSUs vested on July 1, 2019, 100,000 vested on October 1, 2019, 100,000 vested on January 1, 2020 and 100,000 DSUs vested on April 1, 2020. The estimated fair value of the DSUs on the date of grant was amortized over the vesting periods. During the year ended December 31, 2020, the Company recognized an expense of $114,867 (year ended December 31, 2019 – $1,385,133) related to this amortization charged to the statement of loss. The fair value of the DSUs at the date of grant was valued using an estimated market price of $3.75. On April 7, 2020, the DSUs were exercised for 400,000 common shares of the Company.

On August 9, 2019, the Company granted 500,000 DSUs. 200,000 DSUs vested immediately, while 150,000 DSU’s will vest when the Company obtains its installation license for the Autazes project estimated to be March 31, 2022 and the final 150,000 DSUs will vest upon the Company initiating project construction estimated to be in July 2022. During the year ended December 31, 2020, the Company recognized an expense of $203,386 (year ended December 31, 2019 – $1,115,299) was capitalized to exploration and evaluation assets. The fair value of the DSUs at the date of grant was valued using an estimated market price of $3.75.

On October 21, 2019, the Company granted 450,000 DSUs. 100,000 DSUs vested on December 1, 2019, 100,000 vested on January 1, 2020, 100,000 vested on February 1, 2020 and 150,000 vested on March 1, 2020. During the year ended December 31, 2020, the Company recognized an expense of $381,656 (year ended December 31, 2019 - $1,305,844) related to this amortization charged to the statement of loss. The fair value of the DSUs at the date of grant was valued using an estimated market price of $3.75. On April 7, 2020, the DSUs were exercised for 450,000 common shares of the Company.

Brazil Potash Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019

15.	Share-based payments (continued)

(b) Deferred share units plan (“DSU”) (continued):

During the year ended December 31, 2020, the total amount related to the vesting of DSUs was $1,196,546 (December 31, 2019 – $3,043,450) of which $913,057 (December 31, 2019 – $1,999,352) is included in the consolidated statement of loss and comprehensive loss and $283,489 (December 31, 2019 –$1,044,096) was capitalized to exploration and evaluation assets.

16.        Warrants

At December 31, 2020, outstanding warrants to acquire common shares of the Company were as follows:

Number of warrants	Exercise price	Expiry Date
	$
1,147,500	1.00	*
10,178,000	2.50	May 15, 2021
100,000	2.50	May 15, 2021
11,918,000	2.50	May 15, 2021

23,343,500	2.43

*On September 11, 2009, the Company issued 1,147,500 broker warrants in connection with a private placement financing. These warrants are exercisable for up to twelve months from the date the Company begins trading on a public exchange.

On November 19, 2019, the Company extended the expiry dates of certain warrant such that warrants that were expiring on January 15, 2020, would expire on May 15, 2021.

Warrant transactions during the year were as follows:

	Year ended December 31, 2020			Year ended December 31, 2019

	Number of warrants	Weighted average exercise price	Grant date fair value	Number of warrants	Weighted average exercise price	Grant date fair value

Balance, beginning of year	23,343,500	$2.43	$23,715,254	24,426,833	$2.43	$24,540,488
Expired	-	-	-	(1,083,333)	4.00	(825,234)

Balance, end of year	23,343,500	$2.43	$23,715,254	23,343,500	$2.43	$23,715,254

Brazil Potash Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019

17.    Loss per share

Basic loss per share is calculated by dividing the loss for the year by the weighted average number of common shares outstanding during the years ended December 31:

	2020	2019

Loss for the year attributable to common shareholders	$11,234,783	$12,312,530

Weighted average number of common shares	129,918,444	127,528,056

Basic and diluted loss per common share	$0.09	$0.10

The basic and diluted loss per share excludes options exercisable for 7,945,500 common shares of the Company at a weighted average exercise price of $2.02, warrants exercisable for 23,343,500 common shares of the Company at a weighted average exercise price of $2.43 and 5,483,334 vested DSUs as these are anti-dilutive.

18.	Financial Risk Management Objectives and Policies

The Company’s financial instruments comprise cash and cash equivalents, amounts receivable, trade payables and accrued liabilities. The main purpose of these financial instruments is to raise finance to fund operations.

The Company does not enter into any derivative transactions.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

Credit risk arises when a failure by counterparties to discharge their obligations could reduce the amount of future cash inflows from financial assets. With respect to credit risk arising from financial assets of the Company, which comprise cash and minimal receivables, the Company’s exposure to credit risk arises from default of counterparties, with a maximum exposure equal to the carrying amount of these instruments. Cash and cash equivalents are held with high credit quality financial institutions. Management believes that the credit risk concentration with respect to these financial instruments is remote.

Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at December 31, 2020, the Company had a cash and cash equivalents balance of $72,438 to settle current liabilities of $9,854,752. The Company does not have sufficient liquidity to meet current obligations, it will be necessary to secure additional equity or debt funding. Further details are shown in Note 1 – Going Concern.

Brazil Potash Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019

18.	Financial Risk Management Objectives and Policies (continued)

Market risk

Market risk is the risk that changes in market prices, such as interest rates, foreign exchange rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments.

(a) Interest rate risk

The Company has cash balances as at December 31, 2020. The Company considers interest rate risk to be minimal as cash is held on deposit at major financial institutions. The Company currently has loans outstanding at fixed rates (see Note 13).

(b) Foreign currency risk

Foreign currency risk is created by fluctuations in the fair value or cash flows of financial instruments due to changes in foreign exchange rates and exposure as a result of investment in its foreign subsidiary. The Company’s foreign currency risk arises primarily with respect to the Canadian dollar and Brazilian Reais. Fluctuations in the exchange rates between these currencies and the US dollar could have a material impact on the Company’s business, financial condition and results of operations. The Company does not engage in hedging activity to mitigate this risk.

The following summary illustrates the fluctuations in the exchange rates applied during the year ended December 31, 2020:

	Average rate	Closing rate
CAD	0.7465	0.7854
BRL	0.1939	0.1925

A $0.01 strengthening or weakening of the US dollar against the Canadian dollar at December 31, 2020 would result in an increase or decrease in operating loss of $46,107 and an increase or decrease in other comprehensive income of approximately $nil. A $0.01 strengthening or weakening of the US dollar against the Brazilian Real would result in an increase or decrease in operating loss of approximately $nil and an increase or decrease in other comprehensive income of approximately $3,154,000.

Brazil Potash Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019

18.	Financial Risk Management Objectives and Policies (continued)

(c) Capital management

The Company manages its capital to ensure that it will be able to continue as a going concern in order to support the ongoing exploration and development of its mineral property in Brazil and to provide sufficient working capital to meet its ongoing obligations.

In the management of capital, the Company includes the components of shareholders’ equity, loans payable, cash and cash equivalents, as well as short-term investments (if any).

The Company manages its capital structure and makes adjustments to it in accordance with the aforementioned objectives, as well as, in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Company may issue new shares, acquire or dispose of assets and adjust the amount of cash and cash equivalents and short-term investments. There is no dividend policy. The Company is not subject to any externally imposed capital requirements, nor is its subsidiary in Brazil.

19.	Financial Instruments

The fair values of financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	Financial instrument classification	Carrying amount	Fair value
As at December 31, 2020
Financial assets:
Cash and cash equivalents	FVPL	$72,438	$72,438
Amounts receivable	Amortized cost	518,670	518,670

Financial liabilities:
Trade payables and accrued liabilities	Amortized cost	8,081,091	8,081,091
Long term portion of land fee installment payable	Amortized cost	11,966	11,966
Loans payable	Amortized cost	1,773,661	1,773,661

As at December 31, 2019
Financial assets:
Cash and cash equivalents	FVPL	$1,360,010	$1,360,010
Restricted cash	FVPL	16,169	16,169
Amounts receivable	Amortized cost	340,815	340,815

Financial liabilities:
Trade payables and accrued liabilities	Amortized cost	5,556,830	5,556,830
Loans payable	Amortized cost	1,000,000	1,000,000

Brazil Potash Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019

19.	Financial Instruments (continued)

The fair value of short-term financial instruments approximates their carrying value due to the relatively short period of time to maturity. These include cash and cash equivalents, restricted cash, amounts receivable, trade payables and accrued liabilities and loans.

20.	Related Party Disclosures

(a)	Key management personnel compensation

In addition to their contracted fees, directors and executive officers also participate in the Company’s Share option program and DSU plan. Certain executive officers are subject to a mutual termination notice ranging from one to twelve months. Key management personnel compensation comprised:

	Year ended December 31, 2020	Year ended December 31, 2019
Directors & officers compensation	$1,499,374	$1,720,715
Share-based payments	6,538,373	3,464,615
	$8,037,747	$5,185,330

Included in the above amounts, is $579,996 (December 31, 2019 - $579,996) paid or accrued according to a contract for business and operational consulting services with Forbes & Manhattan, Inc., a company for which Mr. Stan Bharti (a director of Brazil Potash Corp.) is the Executive Chairman and Mr. Matt Simpson (CEO of Brazil Potash Corp.) is the Chief Executive Officer.

During the year ended December 31, 2020, the Company recorded an expense $480,616 (December 31, 2019 – recovery of $748,585) in share-based compensation related to the amortization of the estimated fair value of DSUs granted to directors and officers of the Company in 2015. As at December 31, 2020, 6,500,000 DSUs were granted to officers and directors of the Company of which 4,000,001 have vested, 500,000 were cancelled and 1,999,999 have not yet vested (See Note 15(b)).

On July 20, 2020, the Company extended the expiry dates of certain options held by directors and officers of the Company such that 2,360,000 options with exercise prices of $1.00 per share and expiring on September 23, 2020, 533,000 options with exercise prices of $2.50 expiring on July 22, 2020 and 2,575,000 options with exercise prices of $2.50 per share and expiring September 23, 2020 would expire on July 22, 2025. The Company recorded an expense of $6,057,757 related to the extension of expiry dates on options held by directors and officers (See Note 15(a)).

(b)	Transactions with other related parties

As at December 31, 2020, trade payables and accrued liabilities included an amount of $4,535,443 (December 31, 2019 - $2,809,249) owing to directors and officers of the Company for consulting fees and $154,723 owing to directors and officers for other amounts payable.

See Note 13 for the terms of related party loans.

Brazil Potash Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019

20.	Related Party Disclosures (continued)

(b)	Transactions with other related parties (continued)

These transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

21.      Commitments and contingencies

The Company is party to certain management contracts. These contracts require payments of approximately $7,180,000 to directors, officers and consultants of the Company upon the occurrence of a change in control of the Company, as such term is defined by each respective consulting agreement. The Company is also committed to payments upon termination of approximately $1,226,000 pursuant to the terms of these contracts. As a triggering event has not taken place, these amounts have not been recorded in these consolidated financial statements.

Item 8. Exhibits

Exhibit No.	Description
1.1+	Certificate of Incorporation of Brazil Potash Corp.
1.2+	Bylaws of Brazil Potash Corp.
1.3+	Form of Warrant Certificate
1.4+	Form of Stock Option Agreement
1.5+	Form of Reg A Subscription Agreement
3.1+	Consulting Agreement dated July 1, 2009 between Brazil Potash Corps. And Gower Exploration Consulting Inc.
3.2+	Amended Consulting Agreement dated February 1, 2015 between Brazil Potash Corps. and Gower Exploration Consulting Inc.
3.3+	Consulting Agreement dated January 1, 2014 between Brazil Potash Corp. and Neil Said
3.4+	Consulting Agreement dated October 3, 2014 between Brazil Potash Corp. and Ryan Ptolemy
3.5+	Consulting Agreement dated February 1, 2015 between Brazil Potash Corp. and Iron Strike Inc.
3.6+	Translated Consulting Agreement dated November 17, 2014 between Potassio Do Brasil LTDA and Jacome Gestao de Projetos LTDA
3.7+	Consulting Agreement dated June 1, 2017 between Brazil Potash Corp. and Jacome Gestao de Projetos LTDA
3.8+	Amended Consulting Agreement dated March 15, 2019 between Brazil Potash Corp. and Jacome Gestao de Projetos LTDA
3.9+	Consulting Agreement dated October 1, 2009 between Brazil Potash Corp. and Forbes & Manhattan, Inc.
3.10+	First Amended Consulting Agreement dated September 1, 2011 between Brazil Potash Corp. and Forbes & Manhattan, Inc.
3.11+	Second Amended Consulting Agreement dated February 1, 2015 between Brazil Potash Corp. and Forbes & Manhattan, Inc.
3.12+	Independent Contract Agreement dated July 1, 2009 between Brazil Potash Corps. and Helio Diniz
3.13+	Amended Consulting Agreement dated January 1, 2019 between Brazil Potash Corp. and Gower Exploration Consulting Inc.
3.14+	Amended Independent Contract Agreement dated February 1, 2015 between Brazil Potash Corp. and Helio Diniz
3.15+	Amended Independent Contract Agreement dated January 1, 2020 between Brazil Potash Corp. and Helio Diniz
6.1+	Loan Agreement – Sentient Global Resources dated October 29, 2019
6.2+	Broker-Dealer Agreement dated January 17, 2020 between Brazil Potash Corp. and Dalmore Group, LLC.
6.3+	Deferred Share Unit Plan
6.4*	Loan Agreement dated July 2, 2020 between Brazil Potash Corp. and Aberdeen International Inc.
6.5*	Maturity Date Extension dated February 9, 2021 amending Loan Agreement between Brazil Potash Corp. and Aberdeen International Inc.
6.6*	Loan Agreement dated October 22, 2020 between Brazil Potash Corp. and Sulliden Mining Capital Inc.
6.7*	Maturity Date Extension dated February 10, 2021 amending Loan Agreement between Brazil Potash Corp. and Sulliden Mining Capital Inc.
6.8*	Loan Agreement dated June 15, 2020, between Brazil Potash Corp. and 2227929 Ontario Inc.
6.9*	Maturity Date Extension dated December 17, 2020 amending Loan Agreement between Brazil Potash Corp. and 2227929 Ontario Inc.
11.1*	Consent of the Auditors
11.2+	Consent of the Geologist – Worley Parson
11.3+	Consent of the Geologist - Ercosplan

+ Filed as an exhibit to the Brazil Potash Corp. Regulation A Offering Statement on Form 1-A filed with the United States Securities and Exchange Commission on May 5, 2020 and incorporated herein by reference.

*Filed herewith.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer had duly caused this Annual Report on Form 1-K to be signed on its behalf by the undersigned, thereunto duly authorized, on April 30, 2021.

BRAZIL POTASH CORP.

By:	/s/Matthew Simposon
Name: Matthew Simpson
Title: Chief Executive Officer (Principal Executive Officer)

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/Matthew Simpson	Date: April 30 , 2020
Name: Matthew Simpson Title: Chief Executive Officer and Director (Principal Executive Officer)

/s/Ryan Ptolemy	Date: April 30, 2020
Name: Ryan Ptolemy Title: Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

/s/Stan Bharti	Date: April 30, 2020
Name: Stan Bharti Title: Chairman

/s/David Gower	Date: April 30, 2020
Name: David Gower Title: Director

/s/Andrew Pullar	Date:April 30, 2020
Name: Andrew Pullar Title: Director

/s/Pierra Pettigrew	Date: April 30, 2020
Name: Pierre Pettigrew Title: Director

/s/Carmel Daniele	Date: April 30, 2020
Name: Carmel Daniele Title: Director